July 13, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4561

Attention:	Brian Cascio
Praveen Kartholy
Martin James

Re:	Atmel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-19032

Ladies and Gentlemen:

Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 21, 2011, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) filed with the Commission on March 1, 2011.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2010 operating results, page 34

1.              We note that the MSA charge associated with the sale of your Rousset, France manufacturing operations had a significant impact on your current year operations and could have a significant impact on your future cost of revenues.  Since the MSA charge appears to involve significant judgment please clarify in future filings the significant estimates and assumptions underlying your calculations.  Please address how you determined the difference between the contract prices and market prices over the four year term of the agreement.

Atmel Corporation   •   2325 Orchard Parkway   •   San Jose   •   CA   •   95131   •   USA
Tel:  408-441-0311   •   Fax: 408-436-4200   •   www.atmel.com

We respectfully advise the Staff that the Company disclosed the following in its financial footnotes (page 106) of the 2010 Form 10-K and included a virtually identical disclosure in the MD&A section (page 46):

“As future wafer purchases under the MSA were negotiated at pricing above their fair value when compared to current pricing available from third-party foundries, the Company recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment. The Company determined that the difference between the contract prices and market prices over the term of the agreement totaled $103,660. The present value of this liability, using a discount rate of 7%, which was based on a rate for unsecured subordinated debt similar to the Company, was determined to be $92,417, and has been included in the loss on sale. The gross value of the MSA will be recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11,243 will be recognized as interest expense over the same term.”

However, the Company did not include the same level of detailed information regarding the significant estimates and assumptions underlying the referenced charge under the Manufacturing Service Agreement (MSA) in the “Overview” section of MD&A on page 34, as noted by the Staff.  The Company respectfully advises the Staff that it will, in future filings, enhance its disclosure of significant estimates and assumptions utilized in determining the specified MSA charge in its MD&A section and financial footnotes as follows:

“As future wafer purchases under the MSA were negotiated at pricing above their fair value, the Company recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment.  The Company obtained current market prices for wafers from unaffiliated, well-known third party foundries, taking into consideration minimum volume requirements as specified in the contract, process technology, industry pricing trends and other factors. The Company determined that the difference between the contract prices and the market prices over the term of the agreement totaled $103,660 as of June 30, 2010.   The present value of this liability totaled $92,417 (discount rate of 7%) and is included in loss on sale of assets in the consolidated statements of operations. The discount rate was determined based on publicly-traded debt for companies comparable to the Company.  The gross value of the MSA will be recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11,243 will be recognized as interest expense over the same term.”

2.              We note your discussion on pages 35, 51 and 96 of the global tax restructuring on January 1, 2011.  Please revise future filings to discuss the nature and extent of the global tax restructuring and the impact this had on your effective tax rate each period.

In response to Staff’s comments, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, the Company will, as relevant, enhance its disclosures to explain the nature and extent of the global tax restructuring as follows:

“The Company’s global tax restructuring, implemented on January 1, 2011, was designed to more effectively align the Company’s corporate structure and transaction flows with changes in the Company’s geographic business operations.

To reflect the shift of the Company’s business and revenue to the Asia/Pacific region, the Company’s tax restructuring included the implementation of a cost sharing arrangement designed to enhance cost-efficiencies resulting from operations transitioning to countries such as Malaysia and the Philippines.  In connection with those efforts, the Company also implemented several functional changes to its internal organization, including the creation of new legal entities, realignment of existing legal entities, intercompany sales of intellectual property and non-US inventory and fixed assets across different tax jurisdictions, elimination of previous Switzerland-based intellectual property licensing and royalty arrangements, and creation of new cost-sharing and intellectual property royalty agreements between the Company’s U.S. and Bermuda entities.”

In response to Staff’s comments on the impact of the effective tax rate for each period, we respectfully advise the Staff that the Company disclosed the following on page 52 (under Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)) of the 2010 Form 10-K, as follows:

“On January 1, 2011, we implemented a global tax restructuring. If we had not implemented this global tax restructuring, we believe that our income tax rate and cash tax liabilities would have substantially increased in 2011 and future years due to an increase in projected taxable income, combined with the substantial reduction of tax attributes during the last few years. This reduction of tax attributes includes the full utilization of U.S. Federal net operating losses and a substantial reduction of foreign tax credits available as of December 31, 2010.”

The inherent uncertainties related to the geographic distribution, and relative levels, of profits among various high and low tax jurisdictions, and the impracticalities associated with attempting to quantify the effective tax rate impact of a structure that no longer exists, do not permit the Company to offer additional commentary, beyond the foregoing disclosure, with respect to the impact of the effective tax rate.

In addition, the Company has not maintained, after the January 1, 2011  implementation of its tax restructuring,  systems or processes intended to account for financial results that would have been attributable to its corporate structure as in effect prior to January 1, 2011;  moreover, consistent with those changes, the Company has not maintained IT systems capable of tracking functional or structural matters for functions or structures that were materially modified or eliminated on January 1, 2011 and are no longer relevant to the Company’s operations or tax positions.

The Company does not believe that it would be appropriate to present estimated income tax expense requiring the application of significant judgments and assumptions for a global structure in effect prior to the restructuring charges. As a result, and in light of the foregoing, the Company is unable to compare effective tax rates for the two tax structures in future filings.

Financial Statements

Note 11. Contingencies, page 91

3.              We note your discussion on page 91 that “while management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties.” Please tell us why your assessment discusses overall trends in results of operations.  In future filings, please revise to provide an assessment of the expected impact of these proceedings on your financial statements, including your consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows. Please also tell us how your reference to “litigation is subject to inherent uncertainties” complies with the guidance in FASB ASC 450-20.

We respectfully advise the Staff that the Company believes the impact of its legal proceedings, as referenced in the Annual Report on Form 10-K, would not have a material impact to its financial position, results of operations or cash flows; therefore, management does not believe that those proceedings would have any material effect on the overall trends of its results of operations. However, the Company will, in future filings, revise its disclosure to remove reference to “overall trends.”

In addition, in response to the Staff’s comments, the Company will, in future filings, remove the references “litigation is subject to inherent uncertainties” and “due to inherent uncertainty of these matters,” as these statements do not clearly indicate if a potential loss is probable, reasonably possible or remote. The Company will address the possible effect, when material, of any disclosed proceedings on the Company’s consolidated statement of cash flows.   The Company will revise its disclosure in future filings as follows:

“The Company is party to various legal proceedings. Management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position, results of operations and statement of cash flows. If an unfavorable ruling were to occur in any of the legal proceedings described below, there exists the possibility of a material adverse effect on the Company’s financial position, results of operations and cash flows. The Company has accrued for losses related to the litigation described below that it considers probable and for which the loss can be reasonably estimated. In the event that a loss cannot be reasonably estimated, it has not accrued for such losses. The Company continues to monitor these matters; its determination could change, however, and the Company may decide, at some future date, to establish an appropriate reserve. With respect to each of the matters below, except where noted otherwise, management has determined a potential loss is not probable at this time and, accordingly, no amount has been accrued at [balance sheet date].  Management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature and then includes appropriate disclosure of the contingency.  Except as otherwise noted, management does not believe that the amount of loss or a range of possible losses is reasonably estimable.”

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at (408) 441-0311.  In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517.  Thank you for your assistance.

Sincerely,

ATMEL CORPORATION

Stephen Cumming
Chief Financial Officer

cc:           Scott Wornow, Sr. VP, CLO, Atmel Corporation

Edward Jackson, PricewaterhouseCoopers LLP